Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com
April 8, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eathen Gums and Benjamin Meeks

Re:	Capital One Auto Receivables, LLC
Registration Statement on Form SF-3
Filed November 3, 2021
File No. 333-260710

Dear Mr. Gums and Mr. Meeks:

On behalf of Capital One Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated November 30, 2021 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on November 3, 2021, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No.1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form SF-3

Form of Prospectus

Risk Factors, page 20

1.

To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Response

In response to your comment, we have revised the risk factor disclosure in the form of prospectus to include a risk factor that addresses the risks to investors associated with climate-related events.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:	Juan Yrausquin